Contact

www.linkedin.com/in/chrisklug
(LinkedIn)
www.facebook.com/profile.php
(Personal)

Top Skills

Artificial Intelligence
Cloud Computing
Solution Selling

Honors-Awards

Cisco FY14 Supplier of the Year Award
World Gin Awards- Gold Medal
Singapore International Spirit Competition $100 bottle catagory
Double Gold

Chris Klug

Vice President of Sales
San Francisco

Summary

Expert in using technology to create compelling customer experiences and to optimize business strategy and operations.

CEO and Global Business Manager of Sales, Services and Support teams. Solution Sales leader with Business Development, Partner Management, Operational Excellence and Executive acumen.

Succeed through experience as a Sales Team Manager, Project, Program and Process Management expert. Documented history of creating productive new programs and exceeding sales quota by building executive relationships and delivering high value solutions to the F1000, SMB and Government Agencies.

Expert in Cloud via training, consulting & selling the full suite of Salesforce and Microsoft based solutions including: CRM, Service/Support, Marketing, Analytics, Data Center, Client Management and Security solutions, Azure, Office 365, SQL, BI, Portfolio Management, Business Process Improvement, Application, Storage Solutions and Information Security Services. Demonstrated successes in creating Channel Marketing and Partner programs.

Specialties
• Consult Sr. Executives on gaining business value from AI, Big Data and Cloud technologies.
• Set Strategy, Motivate & Enable global Solutions, Services and Support teams to exceed Quota and increase customer satisfaction.
• Expert in aligning resources and AI based solutions to Business Strategies - communicate fluently with Sr. Executive Staff and highly technical subject matter experts.
• Direct the Executive, Architecture, Engineering and Project Management resources in delivering global business services.
• Coordinate and enable cross company Information Security teams in solutions, Best Practice sharing and Go-To-Market alignment.

• Cultivate and Grow AI and Cloud solutions and Go-To-Markets including solutions for Supply Chain Management, for Application Development and App Hosting Life-cycle support, Identity Management and Healthcare Go-to-Market strategies.

Experience

Apexa iQ™
Vice President of Sales
March 2022 - Present (3 months)
San Francisco, California, United States

Apexa iQ is a rising star Information Security/ IT Asset Management startup founded in Boston, MA with offices in Boston, San Francisco, and India. Our vision is to simplify organization’s ability to Discover, Enrich and Secure their IT devices and software.
Apexa iQ is like a credit rating for your entire IT estate, including every device on your network. Apexa iQ computes all your risks and security gaps into a single score, based on the most vital obsolescence and compliance factors. The higher the score, the stronger and more secure your IT environment.

Gothic Gin
CEO
November 2018 - Present (3 years 7 months)
San Francisco, California

I have been blessed to be the creator of Gothic Gin. My role is to create, nurture and grow Gothic Gin as the world's premier craft spirit experience.

Sutterfield Condominiums
President of the Board of Directors
May 2012 - Present (10 years 1 month)
1483 Sutter St. San Francisco, CA

President of the Board of Directors at the Sutterfield Condominiums a 164 unit building at 1483 Sutter St in San Francisco.
• Elected President of the Board of Directors on 6/25/2014
• Oversee a board of 5 members and a staff of 10 people.
• Analyzed and Optimized Annual Operating Budget of $1.3m and $3.9m Reserve Budget
• Created new 30 year Major Projects Plan resulting >10% savings on annual operations.
• Maintain 53% funding on 30 year Project Plan versus 25% city wide average.

• Directed Energy Usage and Conservation Analysis. Cordinated municipal rebate application. Oversaw facility wide upgrade to LED.
• Directed the network upgrade of 164 units to Gigabit Ethernet and campus wide WiFi
• Elected Vice President of the Board of Directors on 7/24/2013
• Chairman of Health and Public Safety Committee

Anaplan
Strategic Account Manager
September 2019 - March 2022 (2 years 7 months)
San Francisco, CA

Lead a team of Sales, Business Architects, Engineers and Subject Matter experts in consulting the world's best companies on how to succeed through Connected Planning. Anaplan is a methodology and cutting edge technology that allows organizations to execute strategic planning across all functions of the business.

Salesforce
Global Account Manager for General Electric
December 2014 - November 2018 (4 years)
San Francisco, CA

My mission is to help GE transform itself to become the world's premier digital industrial company, executing critical outcomes for their customers.

• Re-imagine the clinical experience for patients and Practitioners while delivering better outcomes.
• Consult Sr. Executives on delivering business value from the AI, Sales Cloud, Service Cloud and Marketing Cloud portfolio of services.
• Lead the global selling, support and specialist teams in aligning to the customer's goals and challenges while exceeding quota.
• Consult Sr. Executives on creating a unified digital customer experience, optimizing commercial operations and applying AI to deliver business value.
• Achieved 108% in FY18 and 102% in FY17 quota attainment

Microsoft
10 years 2 months

Global Business Manager
July 2009 - December 2014 (5 years 6 months)

Responsibilities

•Manage the Global relationship between Microsoft and Cisco
•Create and enhance Sr. Executive relationships
•Lead the Global Partner, Licensing, Architecture, Services and Specialist Product team resources to drive customer satisfaction, identify and close new opportunities at Cisco
•Coordinate with OEM and Alliance teams and leverage the 360 relationship

Achievements
•Designed and Negotiated a unique licensing agreement between Cisco and Microsoft.
•Achieved 455% of FY14 Net New Software Revenue Quota ($29.5m revenue on $6.4m quota)
•Achieved 175% of FY13 Net New Software Revenue Quota ($5.3m on $3.3m quota)
•Grew Services revenue 330% from FY12 to FY13 ($3.3m over $1m)
•Directed negotiations and the creation of a WebEx App for Windows Phone 8
•Brokered, manage and coordinate the follow up on Action Items from Cisco and Microsoft CEO, COO, EVP, CIO and CFO meetings.
•Exceeded software quota in FY12 at 102% attainment
•Exceeded FY11 Quota with 176% in Software attainment
•Received FY11 Q4 Share Fighter Award for deploying multi-million dollar globally deployed Mission Critical SQL solution for Supply Chain Management.
•Negotiated and Closed ~$100m Enterprise Agreement in FY11
•Assigned to SVP's Steering Committee to deliver ROI from EA
•Gained an exclusive first time ever invitation for Microsoft to be an anchor exhibitor at Cisco's Senior Executive Exchange Innovation FY11 event.
•Featured a direct dialogue with CEO John Chambers.
•>1,500 Cisco end users engaged in person via 4 Win8 Devices Days in London, Bangalore, Jerusalem, Raleigh N.C.
•Hands on experiences with Lenovo Tablets and Nokia Phones in partnership with Cisco Client IT
•Advisory Board Member for Global Accounts Connect
•WW EPG Account Executive Advisory Board
•Documented consistent increase in Customer Satisfaction for 9 consecutive Quarters.

Corporate Account Manager (Northwest US)
October 2008 - July 2009 (10 months)
San Francisco

Responsibilities

• Lead the Partner, Licensing, Architecture, Services and Specialist Product team resources to drive customer satisfaction, identify and close new opportunities in 16 Enterprise Accounts.
• Create and enhance Sr. BDM and TDM relationships.

Achievements
• 102.46% quota attainment for FY09
• Created Infrastructure Optimization and Evaluation processes that enabled my team to realize Design Win and Revenue goals while aligning directly to the customer's requirements.
• Consistently mentored Specialists, Jr. Sales Reps and Account Manager Peers on Best Practices, Op Ex and Career development.
• Worked directly with Sr. VPs and CxO's to define the customer's investment in Microsoft by product and the Business Capability delivered.
o Mapped the customer's business initiatives and budget cycle to Microsoft architecture, licensing and financing programs.
o Used this methodology to close 6 EA's- 4 were renewals with 181%, 131%, 460% and 135% increases in YOY revenue growth respectively.
• Engaged customers in philanthropy; $7k to Cadence philanthropic event "Stars and Strikes" benefiting the Kay Foundation which provides medical care for Autistic Children,Created Panorama Project Worked with EPG Customer (Pillsbury Winthrop) and MCS to recycle, delivered, train and enabled ~$30k of PC Hardware, Software and Services to at-need Elementary School.

Enterprise Project Management Specialist (Northern California)
August 2005 - October 2008 (3 years 3 months)
San Francisco Bay Area

Responsibilities
• Consult, demonstrate, and sell Enterprise Project Management and Collaboration solutions to Executives and Line of Business Managers in the Enterprise space.
• Create, manage and execute the Business Plan for Microsoft's Project and Portfolio Management solutions.

Achievements
• Managed Microsoft and Partner marketing, sales and consulting resources to drive 107.5% attainment in FY07 and 102% in FY06 on Quotasof $15.5m and $14.3m respectively.
• Lead the global EPM SSP and NorCal District Specialist teams in FY08 and FY07 Business Planning by proactively creating a Business Plan template and

collaborating with my Partner's executive staff as well as District, BMO and Project Product Group leadership teams.
• Conducted ongoing Project Management Solution Sales training to the global EPM SSP-TSP teams and several global Partner sales and consulting teams.
• Chosen to be one of two WW EPM SSP's to attend the EPG Sales Advisory Council in FY07.
• Created and delivered an iterativeLean Six Sigma based Enterprise Project Management Process Assessment to PMO, CIO and VP of IT and Operations audiences at our top customers like; Intel, Safeway, Autodesk, Chevron, Applied Materials, RHI and others.
• Active Board Member for the San Francisco and Silicon Valley Microsoft Project Association chapters.

Business Productivity Specialist (Northern California, Automotive)
November 2004 - August 2005 (10 months)
San Francisco Bay Area

Responsibilities
• Consult, demonstrate, and sell Visio and Microsoft Project and Collaboration solutions to Executives and Line of Business Managers in the North California Enterprise accounts and the Automotive Enterprise Accounts in the US.
• Create, manage and execute the Business Plan for Microsoft's Visio, Project and Portfolio Management solutions for NorCal and Automotive segments.

Achievements
• Critically involved in managing $15.3-m Quota achieving >140% attainment overall in FY 05selling Project and Visio.
• Initiated successful Project Management Sales Opportunities in coordination with Partner and Field Sales teams at EFI, Foster Farms, Harley Davidson, Fanuc Robotics and others
• Successfully designed and deployed a Solution Sales-based Prospecting Tool built with Visio and dynamically web enabled. The Tool is being used by the HQ-BPS team, BDR's, many international IW Sales teams and the Global Visio Partner Community in creating Visio and Project Opportunities.
• Created and Led V-team Integration Best Practice trainings to HQ Sales and Field teams

Xerox Global Services
Business Development Manager (WA, OR, ID, BC, MT, AK)
January 2003 - September 2004 (1 year 9 months)
Greater Seattle Area

Responsibilities

• Independently sell, consult and win Public Sector customers for XGS's Business Process Improvement services, Student & Patron Access Management systems, andDocument and Information Management solutions.
• Coordinate Xerox's different product and solutions sales organizations into an enterprise based information systems solutions team.

Achievements
• Sold Lean Six Sigma based Business Process Improvement consulting for enterprise wide Document Management solutions to several State Agencies.
• Consulted and Sold FileNet based Student Records Management solutions to Higher Ed.
• Partnered with Microsoft Public Sector Sales team to deliver SharePoint based Document Management Solutions to State Agencies and Educational clients.
• Consulted & sold $1.8-m Document Output Management solution to WA Dept. of Ecology.
• Sold $700k SGML/ XML, multi-format online learning solution to Ministry of Education, BC.

Intel Corporation

Strategic Accounts Manager (WA, OR, ID, BC, MT)

June 2000 - August 2002 (2 years 3 months)

Responsibilities
• Identify, consult, negotiate and win customers for Intel's many Data Center service offerings including Co-Location, Managed Web Hosting, Security Services, Content Management Services, Enterprise Application licensing, Data Storage Systems and Business Continuance Services.

Achievements
• Consistent top 20 performer in identifying and winning customers for Managed Web Hosting Services (global sales team of ~150)
• Achieved 125% of Sales Quota of ~$4-m in FY 2001 by booking >$5-m with companies like Microsoft, Talisma, FastChannel, Prodata Systems, Captura and Reality Based Learning
• Closed region's largest contract of $2.5-m with Selkirk Financial Technologies
• Grew FastChannel's account from $15k/mo to >$95k/mo in billings by identifying $1.1-m in new business through analysis of their Go-to-Market strategy and logistics.

• As the Global Account Manager for Microsoft I designed a multi-partner Channel Program enabling Enterprise Accounts to develop their Web Services on an Intel Hosted Visual Studio .NET development platform encouraging the adoption of top to bottom Intel Architected Online Applications and extended Intel’s brand identity with Enterprise Developers

Absolute Software

Public Sector and Mid-Atlantic Sales Manager
November 1998 - June 2000 (1 year 8 months)
Bellevue, WA

Responsibilities
• Sold CompuTrace; a software based security solution concerning Computer Hardware, Asset Management, and Intellectual Property, to F-3000 corporations in the Mid-Atlantic Region and State and Federal Government Agencies.

Achievements
• Met and Exceeded Sales Quotas of $90k-$250k/Quarter Q3 ’99 through Q2 ’00 (145% of $165k Quota for Q1 ’00) by closing contracts with World Bank, Department of the Navy, Department of Education, Department of Justice, University of Pennsylvania, Wattson-Wyatt Worldwide, Feld Entertainment, Southland Corp., Astra-Zeneca, DuPont and others
• Designed, Managed, and Deployed Strategic Marketing campaigns with major hardware manufacturer and high volume resellers including Dell, Sonitrol, Earthwalk and others
• Began as Inside Sales and was promoted to Outside Sales within 7-months and promoted again in 3-months with additional responsibilities of creating a Federal, State and Education Market Channel strategy including coordinating Purchasing Contracts with all 50 U.S. States
• Identified and closed company’s largest single contract at that date of $240k with IKON Office Products (account generated >$750k by 2nd FY)

Century Systems Integration

Managing Partner
December 1997 - November 1999 (2 years)
Greater Seattle Area

Responsibilities
• Managed the Sales, Marketing, and Technical Services Departments in selling PC Hardware, Networking services, Technical staff augmentation, Web Site design and Database Development.

Achievements

• Sold consulting services for LAN/WAN network configurations and ongoing Technical Services contracts to AGC of Washington, Seattle Office Furniture and others

• Sold and installed complete computing infrastructure hardware solutions to KMD Architects, Northwest Architecture, Torsionsoft, Web-X and others

• Sold Web Site and Database design and development services to AGC and Alternet

• Developed and enhanced company's Business Plan and corporate alliances

• Designed and Project Managed the deployment of the company's e-commerce Web site

Hard Drives Northwest

Corporate Account Manager

August 1995 - December 1997 (2 years 5 months)

Bellevue, WA

Responsibilities

• Successfully sold custom designed PC Hardware and data storage subsystems to medium and large corporate accounts.

• Lead Sales and Marketing departments while growing HDNW to Washington's 31st Fastest Growing Private Company.

Achievements

• Maintained Top Sales Performer 26 of 29 months by generating $300-550k per month in gross revenue (sales team of 9) selling to Microsoft, Bsquare, Callison Architecture, N2H2, Corbis, Onyx, City of Seattle, University of Washington, W.S.U., Silver Cloud Inns and others

• Developed and sold staged network implementations and upgrades

• Developed cohesive marketing strategy and tactical tools, including advertising campaigns

• Managed Content and Development teams on Web Site construction

Education

Massachusetts Institute of Technology - Sloan School of Management

MIT Sloan & MIT CSAIL Artificial Intelligence: Implications for Business Strategy, Artificial Intelligence · (2017 - 2018)

Universität St. Gallen-Hochschule für Wirtschafts-, Rechts- und Sozialwissenschaften
Global Account Manager Certification, Business Administration, Management and Operations · (2014 - 2014)

University of California, Berkeley
Project Management Institute PMP Certification, PMP Certification · (2006 - 2007)

Washington State University
Bachelor of Arts (B.A.), English - Emphasis in Business and Psychology · (1990 - 1994)

Microsoft University – Online and Redmond, WA
· (2004 - 2012)